N-SAR Item 77C Exhibit

Evergreen North Carolina Municipal Bond Fund

On February 12, 2009, a Special Meeting of
Shareholders for the Fund was held to consider a number of proposals. On December 1, 2008, the record date for the meeting,the Fund had $251,629,458 of net assets outstanding of which $214,460,521 (85.23%) of net assets were represented at the meeting.Proposal 1 To consider and act upon a new investment advisory agreement with Evergreen Investment Management
Company, LLC
Net assets voted For $212,048,871
Net assets voted Against $ 939,206
Net assets voted Abstain $ 1,472,444